_____________, 2004

Board of Trustees

Everest Funds

5711 S. 86th Circle

Omaha, NE   68127

Re:

Subscription for Shares of the Everest Income Fund (the “Fund”)

Dear Trustees:

The undersigned offers to purchase from Everest Funds shares of beneficial interest of the Fund at a price of $10.00 per share for an aggregate purchase price of $________ cash, all such shares to be validly issued, fully paid and non-assessable, upon issuance of such shares and receipt of said payment by the Fund as follows:

FUND:

PURCHASE PRICE:

Everest Income Fund

$__________

These shares are not being purchased with any present intent of distributing or reselling the same to the public and will be held for investment.

Sincerely,

_____________________________

By:

___________________________

Name:

Title:

Accepted and Agreed to this __th

day of ________, 2004.

Everest Funds

By: /s/Vinod Gupta______________

       Name: Vinod Gupta

       Title: President